Exhibit 99.2

WOORI FINANCIAL GROUP INC.

CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND FOR THE PERIOD FROM 11 JANUARY

2019 (DATE OF INCORPORATION) TO MARCH 31, 2019

The accompanying separate interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Financial Group Inc..

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

    (Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2019 (UNAUDITED)

March 31, 2019
(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 27)	3,167
Loans and other financial assets at amortized cost (Notes 4, 6, 7 and 27)	72,171
Investments in subsidiaries and associates (Note 8)	17,982,783
Premises and equipment (Note 9)	9,056
Intangible assets (Note 10)	3,192
Deferred tax assets (Note 24)	288
Other assets (Notes 11 and 27)	117

Total assets	18,070,774

LIABILITIES
Borrowings (Notes 4, 7 and 12)	38,047
Provisions (Note 13)	591
Net defined benefit liability (Note 14)	3,896
Current tax liabilities	71,249
Other financial liabilities (Notes 4, 7, 15, 27 and 28)	5,106
Other liabilities (Notes 15 and 27)	142

Total liabilities	119,031

EQUITY
Owners’ equity:
Capital stock (Note 16)	3,400,822
Capital surplus (Note 16)	14,565,635
Other equity (Note 17)	(73)
Accumulated deficit (Note 18)	(14,641)

Total equity	17,951,743

Total liabilities and equity	18,070,774

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019 (UNAUDITED)

For the period from January 11 2019 (Date of incorporation) to March 31, 2019
2019
(Korean Won in millions, except for per share data)
Interest income	27
Financial assets at amortized cost	27
Interest expense	179

Net interest loss (Notes 20 and 27)	(152)
Fees and commissions income	—
Fees and commissions expense	3,814

Net fees and commissions loss (Note 21 and 27)	(3,814)
General and administrative expenses (Notes 22 and 27)	(10,535)

Operating loss	(14,501)
Net other non-operating loss	(400)

Non-operating loss (Note 23)	(400)

Net loss before income tax expense	(14,901)
Income tax benefit (Note 24)	260

Net loss for the period	(14,641)

Remeasurement of the net defined benefit liability	(73)

Items that will not be reclassified to profit or loss	(73)
Other comprehensive loss, net of tax	(73)

Total comprehensive loss	(14,714)

Basic and diluted loss per share (in Korean Won) (Note 25)	(22)

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM JANUARY 11 (DATE OF INCORPORATION), 2019

TO MARCH 31, 2019 (UNAUDITED)

	Capital stock	Capital surplus	Other equity	Accumulated deficit	Total equity
	(Korean Won in millions)
January 11, 2019 (establishment date)	3,400,822	14,565,637	—	—	17,966,459
New stock issuance costs	—	(2)	—	—	(2)
Net loss	—	—	—	(14,641)	(14,641)
Remeasurement of the net defined benefit liability	—	—	(73)	—	(73)

March 31, 2019	3,400,822	14,565,635	(73)	(14,641)	17,951,743

See accompanying notes

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 11 (DATE OF INCORPORATION), 2019

TO MARCH 31, 2019 (UNAUDITED)

For the period from January 11 2019 (Date of incorporation) to March 31, 2019
2019
(Korean Won in millions)
Cash flows from operating activities:
Net loss	(14,641)
Adjustments:
Income tax benefit	(260)
Interest income	(27)
Interest expense	179

(108)

Additions of expenses not involving cash outflows:
Retirement benefits	3,795
Depreciation and amortization	682

4,477

Changes in operating assets and liabilities:
Other assets	(117)
Other financial liabilities	(14,449)
Other liabilities	142

(14,424)

Interest income received	21
Interest expense paid	(92)

Net cash used in operating activities	(24,767)

Cash flows from investing activities:
Cash out-flows from investing activities:
Acquisition of premises and equipment	6,219
Acquisition of intangible assets	2,650
Increase in guarantee deposits for leases	955

9,824

Cash in-flows from investing activities:	—

Net cash used in investing activities	(9,824)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	38,047
Cash out-flows from financing activities:
Repayment of lease liabilities	287
New stock issuance costs	2

289

Net cash provided by financing activities	37,758

Net increase in cash and cash equivalents	3,167
Cash and cash equivalents, date of establishment	—

Cash and cash equivalents, end of the period	3,167

See accompanying notes

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD FROM 11 JANUARY 2019 (DATE OF INCORPORATION)

TO MARCH 31, 2019

1.	GENERAL

(1)	Woori Financial Group

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Company”) was established in accordance with Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of March 31, 2019, the common stock of the Company amounts to 3,400,822 million Korean won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 125 million shares (18.32% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADSs (American Depositary Shares) are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	The stock transfer of the Company and its subsidiaries is as follows:

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate interim financial statements are prepared in accordance with Financial Reporting Standards (“IFRS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). It contains less information than the information required in the annual financial statements. Significant accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the IFRS, and this separate financial statements are prepared in accordance with IAS 27 “Separate Financial Statements”. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period in historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

(2)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Company in exchange for control of the acquiree, liabilities assumed by the Company and the equity interests issued by the Company. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under IFRS 3 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IFRS IAS 19 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Company’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Company’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income (or other comprehensive income, if applicable) identical to the treatment assuming interests are sold directly.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in a business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, and not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree in its financial statements at the book values as recognized in the ultimate controlling party’s financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(3)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Company operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Company enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(4)	Revenue recognition

1)	Revenue from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognizes as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

2)	Other revenue from contracts with customers

① Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

(5)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation, and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(6)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(7)	Financial assets and financial liabilities

The Company’s accounting policies in accordance with the newly adopted IFRS 9 are as follows:

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past, and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Company’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

①	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under IFRS 9 ‘Financial Instruments’. However, the designation is irrevocable.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost, and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments)

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2) Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial liability forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under IFRS 9 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

3) Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4) Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5) Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

6) Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by IFRS 15

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with IFRS:

•	General approach: Financial assets that does not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

a) Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. When loan receivable previously written off is subsequently collected, the related loss allowance is increased and changes in loss allowance are recognized in profit or loss.

b) Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from other comprehensive income to net income.

(8)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(9)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Structures in leased office	5 years
Properties for business purpose	5 years
Right-of-use asset	Contract period

The Company reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(10)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Other intangible assets	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(11)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(12)	Provisions

The Company recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

Where the Company is required to restore a leased property that is used as a office to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(13)	Capital

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(14)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by a professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(15)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(16)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

(17)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(18)	Leases

①	Definition of lease

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is, or contains lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. For a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

②	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability. If a right-of-use asset satisfies the definition of an investment property, it can be presented as an investment property. A right-of-use asset as an investment property is initially measured at a cost and subsequently measured at fair value, in line with the Company’s accounting policy on the investment property.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

A Company’s judgment is used when determining the lease term for some contracts that contain extension options. The assessment on whether the Company is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

The Company chose not to recognize the right-of-use asset and the lease liability for the short-term leases and some leases for which the underlying asset is of low value (e.g. IT facilities). The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

③	Lessor

The Company classifies its leases either an operating lease or a finance lease, and has different accounting treatments for the two types of lease.

According to the Standards, if a lessor subleases an asset, the head lease and sublease must be accounted for as separate contracts, and the sublease is classified by reference to the assets arising from its head lease.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2-(7)-5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

IFRS 9 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Company measures expected loss on assets subject to credit risk management and use it as a management indicator.

2) Maximum exposure to credit risk

The maximum exposure to credit risk without considering the value of collateral for financial instruments is as follows (Unit: Korean Won in millions):

		March 31, 2019
Loans and other financial assets at amortized cost	Banks	64,182
	Corporates	7,989

	Total	72,171

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

March 31, 2019
Korea
Loans and other financial assets at amortized cost	72,171

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2019
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	71,379	792	72,171

3) Credit risk exposure

The credit soundness for financial assets is as follows (Unit: Korean won in millions):

	March 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Allowance for loan losses	Total, net	Collateral value of impaired asset
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	72,171	—	—	—	—	72,171	—	72,171	—
Banks	64,182	—	—	—	—	64,182	—	64,182	—
Corporates	7,989	—	—	—	—	7,989	—	7,989	—
General corporates	7,989	—	—	—	—	7,989	—	7,989	—

Total	72,171	—	—	—	—	72,171	—	72,171	—

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. The Company’s major market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Liability:
Borrowings	38,299	—	—	—	—	—	38,299

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Borrowings	307	—	—	37,992	—	—	38,299
Other financial liabilities	1,881	728	324	681	1,492	—	5,106

Total	2,188	728	324	38,673	1,492	—	43,405

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Borrowings	307	—	—	37,992	—	—	38,299
Other financial liabilities	1,881	728	324	681	1,492	—	5,106

Total	2,188	728	324	38,673	1,492	—	43,405

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

March 31, 2019
Demand deposits	3,167

(2)	Significant transactions not involving cash inflows and outflows from investing and financing activities are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Changes in premises and equipment related to accounts payable	4
Changes in intangible assets related to accounts payable	649
Changes in right-of-use assets due to new contract	3,409
Changes in lease liabilities due to new contract	2,782
Comprehensive stock transfer	17,982,783

6.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

March 31, 2019
Other financial assets	72,171

(2)	Details of other financial assets are as follows (Unit: Korean Won in millions):

March 31, 2019
Receivables	71,248
Accrued income	2
Rental deposits	921
Allowance for credit losses	—

Total	72,171

7.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1— When fair value of a financial instrument is measured using its fair value at the quoted price in the active market, the fair value of such financial instruments is classified as Level 1. The types of financial instruments generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs. The types of financial instruments generally included in Level 2 are most of the debt securities both in local and foreign currencies and regular OTC derivatives such as swaps, forwards, options, etc.

•

Level 3— When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market. The types of financial instruments generally included in Level 3 are non-public securities, complex structured debt securities, and complex OTC derivatives.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value and book value of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	72,171	72,171	72,171
Financial liabilities:
Borrowings (*2)	—	38,047	—	38,047	38,047
Other financial liabilities (*3)	—	5,106	—	5,106	5,106

(*1)

For loans and other financial assets at amortized cost classified as Level 3, book value is considered to be the approximate value of fair value and therefore, book value is disclosed as the fair value.

(*2)

For borrowings classified as Level 2 that have maturities of less than one year, book value is considered to be the approximate value of fair value and therefore, book value is disclosed as the fair value.

(*3)	For other financial liabilities classified as Level 2, book value is considered to be the approximate value of fair value and therefore, book value is disclosed as the fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation techniques. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed.

(3)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

March 31, 2019
Financial assets at amortized cost
Financial assets:
Other financial assets	72,171

March 31, 2019
Financial liabilities at amortized cost
Financial liabilities:
Borrowings	38,047
Other financial liabilities	5,106

Total	43,153

8.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	Investments in subsidiaries are as follows (Unit: Korean Won in millions):

				March 31, 2019
Subsidiaries	Location	Capital stock	Main business	Number of shares	Percentage of ownership (%)	Financial statements as of (2019)
Woori Bank	Korea	3,381,400	Finance	676,000,000	100	March 31
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance	4,900,000	100	March 31
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business	600,000	100	March 31
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information	1,008,000	100	March 31
Woori Fund Service Co., Ltd.	Korea	10,000	Finance	2,000,000	100	March 31
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance	6,000,000	100	March 31

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Beginning balance	Acquisition	Disposal and others	Ending balance
Woori Bank	—	17,921,151	—	17,921,151
Woori FIS Co., Ltd.	—	21,754	—	21,754
Woori Finance Research Institute Co., Ltd.	—	1,677	—	1,677
Woori Credit Information Co., Ltd.	—	16,466	—	16,466
Woori Fund Service Co., Ltd.	—	13,939	—	13,939
Woori Private Equity Asset Management Co., Ltd.	—	7,796	—	7,796

Total	—	17,982,783	—	17,982,783

9.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Building	Properties for business use	Structures in leased office	Total
Premises and equipment (ownership)	—	4,178	1,873	6,051
Right-of-use asset	2,512	493	—	3,005

Total	2,512	4,671	1,873	9,056

(2)	Premises and equipment (ownership)

1)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Properties for business use	Structures in leased office	Total
Acquisition cost	4,285	1,938	6,223
Accumulated depreciation	(107)	(65)	(172)

Net carrying value	4,178	1,873	6,051

2)	Details of changes in premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Properties for business use	Structures in leased office	Total
Beginning balance	—	—	—
Acquisition	4,285	1,938	6,223
Depreciation	(107)	(65)	(172)

Ending balance	4,178	1,873	6,051

(3)	Right-of-use asset

1)	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Building	Properties for business use	Total
Acquisition cost	2,871	538	3,409
Accumulated depreciation	(359)	(45)	(404)

Net carrying value	2,512	493	3,005

2)	Details of changes in right-of-use asset are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Building	Properties for business use	Total
Beginning balance	—	—	—
New contract	2,871	538	3,409
Depreciation	(359)	(45)	(404)

Ending balance	2,512	493	3,005

10.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Software	Construction in progress	Total
Acquisition cost	2,114	1,185	3,299
Accumulated amortization	(107)	—	(107)

Net carrying value	2,007	1,185	3,192

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Software	Construction in progress	Total
Beginning balance	—	—	—
Acquisition	2,114	1,185	3,299
Amortization	(107)	—	(107)

Ending balance	2,007	1,185	3,192

11.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

March 31, 2019
Prepaid expenses	117

12.	BORROWINGS

Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Others	Standard Chartered Bank Korea and others	2.65 ~ 3.04	38,047

13.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

March 31, 2019
Asset retirement obligation	591

(2)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	—
Increase in restoration costs	588
Amortization	3

Ending balance	591

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of March 31, 2019, discounted by appropriate discount rate.

14.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Company’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

March 31, 2019
Present value of defined benefit obligation	10,926
Fair value of plan assets	(7,030)

Net defined benefit liability	3,896

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	—
Succession from transferred company	7,029
Effect of new/transfer	3,360
Current service cost	373
Interest cost	63
Remeasurements
Financial assumptions	101
Demographic assumptions	—
Actuarial assumptions	—

Ending balance	10,926

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Beginning balance	—
Succession from transferred company	7,029
Interest income	1
Remeasurements	—

Ending balance	7,030

(4)

Plan assets wholly consist of time deposits as of March 31, 2019. Among plan assets, realized returns on plan assets amount to 1 million Won for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

(5)	Amounts related to the defined benefit plan that are recognized in the separate statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Current service cost	373
Effect of new/transfer	3,360
Net interest income	62

Cost recognized in net income	3,795

Remeasurements(*)	101

Cost recognized in total comprehensive income	3,896

(*)	This is an amount before considering the tax effects.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

March 31, 2019
Discount rate	2.32%
Future wage growth rate	5.76%
Mortality rate	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute

Weight-averaged maturity of defined benefit liability is 9.04 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2019
Discount rate	Increase by 1% point	(912)
	Decrease by 1% point	1,051
Future wage growth rate	Increase by 1% point	1,006
	Decrease by 1% point	(893)

15.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

March 31, 2019
Other financial liabilities:
Accounts payable	1,029
Accrued expenses	1,506
Lease liabilities	2,507
Other miscellaneous financial liabilities	64

Sub-total	5,106

Other liabilities:
Other miscellaneous liabilities	142

Sub-total	142

Total	5,248

16.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

March 31, 2019
Shares of common stock authorized	4,000,000,000 Shares
Par value	5,000 Won
Shares of common stock issued	680,164,306 Shares
Capital stock	3,400,822 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

March 31, 2019
Capital in excess of par value	14,565,635

17.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean won in millions):

March 31, 2019
Accumulated other comprehensive income:
Remeasurement loss related to defined benefit plan	(73)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean won in millions):

	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
	Beginning balance	Increase (Decrease)	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	—	(101)	28	(73)

18.	ACCUMULATED DEFICIT

Details of accumulated deficit are as follows (Unit: Korean won in millions):

March 31, 2019
Deficit before appropriation	(14,641)

19.	REGULATORY RESERVE FOR CREDIT LOSS

In line with the Regulation on the Financial Holding Companies, the Company discloses the amounts which is short of the required loss allowance under IFRS, as regulatory reserve for credit loss. The regulatory reserve is voluntary reserve in nature and any excess to the required amounts to be reserved can be reversed, and in case of unappropriated accumulated deficit, the reserves can be made from the point where the accumulated deficit is appropriated. As of March 31, 2019, no regulatory reserve for credit loss was reserved as the Company has unappropriated accumulated deficit.

20.	NET INTEREST LOSS

(1)	Interest income recognized is as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
2019
Loans and other financial assets at amortized cost:
Interest on due from banks	23
Interest on other receivables	4

Total	27

(2)	Interest expenses recognized are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
2019
Interest on borrowings	164
Other interest expense (*)	15

Total	179

(*)	Other interest expense includes interests arising from lease liability of 12 million Won.

21.	NET FEES AND COMMISSIONS LOSS

(1)	There is no fees and commissions income for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

(2)	Details of fees and commissions expense are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Fees and commissions paid	1,056
Others	2,758

Total	3,814

22.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses are as follows (Unit: Korean won in millions):

			For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Employee benefits	Short-term employee benefits	Salaries	3,182
		Employee fringe benefits	504
	Retirement benefit Service costs		3,796
	Share-based payment		276

	Sub-total		7,758

Depreciation and amortization			682
Other general and administrative expenses	Rent		156
	Taxes and public dues		42
	Service charges		593
	Computer and IT related		289
	Telephone and communication		59
	Operating promotion		116
	Advertising		431
	Printing		39
	Traveling		25
	Supplies		25
	Insurance premium		145
	Reimbursement		157
	Vehicle maintenance		16
	Others		2

	Sub-total		2,095

	Total		10,535

(2)	Performance condition share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2019 are as follows.

1)	Performance condition share-based payment

Type of share-based payment	Granted for the year 2019
Type of payment	Cash-settled
Performance evaluation period	January 11, 2019 ~ December 31, 2022
Base date for payment	January 1, 2023
Number of shares measured as of the closing date (*)	19,352

(*)

The limit of the long-term incentives is granted as the number of payable stock, according to the standard stock price as of the base date for grant (January 1, 2019) and the amount to be paid is determined based on the evaluation during the performance evaluation period. Subsequent to the termination of performance evaluation period, the amount of payment is confirmed, according to the average stock price (the weighted-average stock prices of the previous one week, one month and two months) on the base date for payment. The performance is evaluated as 30% of relative profitability of shareholders, 50% of profitability (ROE and net income for the period) and 20% of soundness.

2) The Company accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of March 31, 2019, the book value of the liabilities related to the performance condition share-based payment recognized by the Company is 276 million Won.

23.	OTHER NON-OPERATING LOSS

(1)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Other non-operating income	—
Other non-operating expenses	(400)

Net other non-operating income	(400)

(2)	Details of other non-operating expenses recognized are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Donation	(400)

24.	INCOME TAX BENEFIT

(1)	Details of income tax benefit are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Current tax expense:
Current tax expense in respect of the current period	—
Adjustments recognized in the current period in relation to the tax expense of prior periods	—

Sub-total	—

Deferred tax expense (benefit):
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	(288)
Deferred tax charged directly to equity	28

Sub-total	(260)

Income tax benefit	(260)

(2)	Income tax benefit reconciled to net loss before income tax expense is as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Net loss before income tax benefit	(14,901)
Tax calculated at statutory tax rate (*)	—
Adjustments:
Effect of income that is exempt from taxation	—
Effect of expenses that are not deductible in determining taxable profit	—
Adjustments recognized in the current period in relation to the current tax of prior periods	—
Others	(260)

Sub-total	(260)

Income tax benefit	(260)

Effective tax rate	—

(*)	The corporate tax rate is 11% up to 200 million Won in tax basis, 22% over 200 million Won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

March 31, 2019
Remeasurement of the net defined benefit liability	28

25.	LOSS PER SHARE

Basic loss per share is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean won in millions, except for loss per share and number of shares):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Net loss for the period attributable to common shareholders	14,641
Net loss attributable to common shareholders	14,641
Weighted-average number of common shares outstanding	680 shares in million
Basic loss per share (Unit: Korean won)	22

Diluted loss per share is equal to basic loss per share because there is no dilution effect for the period from January 11, 2019 (date of incorporation) to March 31, 2019.

26.	CONTINGENT LIABILITIES AND COMMITMENTS

(1) In April, the Company entered into a share purchase agreement to acquire 73% share in Tongyang Asset Management Corp. at 123,002 million Won, and to acquire 100% share in ABL Global Asset Management Co., Ltd.. As the agreements become effective subsequent to the approval from Financial Supervisory Service on the transfer of subsidiary and changes in major shareholders, the date of acquisition is undetermined as of March 31, 2019.

(2) As of March 31, 2019, the Company has no litigation cases in progress.

27.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of March 31, 2019 and its assets and liabilities recognized as of March 31, 2019, major transactions with related parties for the period from January 11, 2019 (date of incorporation) to March 31, 2019 and compensation to key management are as follows:

(1) Related parties as of March 31, 2019 are as follows:

Related parties
Subsidiaries	Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, WB Finance Co., Ltd., Woori Bank Europe, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust and Woori Bank Principal Guaranteed Trust (“Consolidated trusts”), Kumho Trust First Co., Ltd. and 44 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and 8 beneficiary certificates and Godo Kaisha Oceanos 1

Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 27 associates)

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean won in millions):

Related party	Title of account	March 31, 2019
Woori Bank	Cash and cash equivalents	3,167
	Other financial assets and Other assets	64,182
	Other financial liabilities and Other liabilities	1,998
Woori FIS Co., Ltd.	Other financial assets and Other assets	462
Woori Finance Research Institute Co., Ltd.	Other financial assets and Other assets	25
Woori Credit Information Co., Ltd.	Other financial assets and Other assets	305
Woori Fund Service Co., Ltd.	Other financial assets and Other assets	137
Woori Card Co., Ltd.	Other financial assets and Other assets	7,060
	Other financial liabilities and Other liabilities	129
Woori Service Networks Co., Ltd.	Other financial liabilities and Other liabilities	67

(3) Gains or losses from transactions with related parties are as follows (Unit: Korean won in millions):

Related party	Title of account	For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Woori Bank	Interest income	27
	Interest expenses	22
	General and administrative expenses	512
Woori Finance Research Institute Co., Ltd.	Fees expenses	1,279
Woori FIS Co., Ltd.	General and administrative expenses	149
Woori Service Networks Co., Ltd.	General and administrative expenses	177

(4) There is no major borrowing and loan transactions with the related parties during the period from January 11, 2019(date of incorporation) to March 31, 2019.

(5) There is no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2019	Warranty
Woori Card Co., Ltd.	655	Unused commitments

(6) Details of compensation to key management are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Short-term employee benefits	609
Retirement benefit service costs	280
Share-based payment	189

Total	1,078

Key management includes registered executives and non-registered executives. As of 31 March 2019, there is no assets, liabilities, allowance and impairment loss due to credit losses from transactions with key management.

28.	LEASES

(1)	Details of lease liability are as follows (Unit: Korean won in millions):

March 31, 2019
Lease payments Within one year	1,331
After one year but within five years	1,200

(2)	Total cash outflows from lease for the period from January 11, 2019 (date of incorporation) to March 31, 2019 are as follows (Unit: Korean won in millions):

For the period from January 11, 2019 (date of incorporation) to March 31, 2019
Cash outflows from lease	287

(3)	The amount of lease liability as of March 31, 2019 is 2,507 million Won and is included in other financial liabilities.